EXHIBIT 99.1

Centerra Gold Announces Results of 2022 Annual General Meeting

TORONTO, Sept. 22, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announced today the results of its 2022 annual general meeting of shareholders (the “Meeting”) held on September 22, 2022. A total of 143,381,424 common shares, representing 65.15% of common shares outstanding, were represented at the Meeting. Detailed voting results for the matters voted on at the Meeting are as follows:

Election of Directors

The Company’s eight director nominees were elected:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against

Richard W. Connor	136,198,332	99.14%	1,182,446	0.86%
Wendy Kei	136,873,997	99.63%	506,790	0.37%
Michael S. Parrett	134,584,204	97.96%	2,796,582	2.04%
Jacques Perron	136,816,798	99.59%	563,588	0.41%
Sheryl K. Pressler	136,127,977	99.09%	1,252,801	0.91%
Bruce V. Walter	136,273,971	99.19%	1,106,806	0.81%
Paul N. Wright	136,848,905	99.61%	531,882	0.39%
Susan Yurkovich	136,551,468	99.40%	829,319	0.60%

Appointment of Auditors

KPMG LLP was re-appointed as auditor of the Company:

Votes For (percent): 139,698,835 (97.43%)
Votes Withheld (percent): 3,682,589 (2.57%)

Advisory Vote on Executive Compensation

A non-binding advisory resolution to accept the Company’s approach to executive compensation was approved:

Votes For (percent): 126,890,868 (92.36%)
Votes Against (percent): 10,489,917 (7.64%)

Final voting results on all matters voted on at the Meeting will be filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

A PDF accompanying this announcement is available at:
http://ml.globenewswire.com/Resource/Download/281a2e37-0961-403e-b86b-583f47db18f8